EXHIBIT 99.8

Shareholders’ Voting Proxy Agreement

by and among

Wuhan Chutian Investment Holding Co., Ltd.

Hubei Chutian Microfinance Co., Ltd.

and

The Shareholders holding 80% Equity Interests of Hubei Chutian
Microfinance Co., Ltd.

August 10, 2017

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Shareholders’ Voting Proxy Agreement

SHAREHOLDERS’ VOTING PROXY AGREEMENT

This Shareholders’ Voting Proxy Agreement (“this Agreement”) is entered into by and among the following parties in in Wuhan, People’s Republic of China on August 10, 2017:

(1) Wuhan Chutian Investment Holding Co., Ltd (“Party A”)

Registered Address: 6th Floor, Building 1, Cultural Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei, China

Legal representative: WEI, Qizhi

(2) Hubei Chutian Microfinance Co., Ltd. (“Party B”)

Registered Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei, China

Legal representative: WEI, Qizhi

(3) The Shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd. (“Party C”)

Name of the Shareholders	Shareholding Ratio in the Company	Registration No. / ID Card No.	Address
Hubei New Nature Investment Co., Ltd	19.8%	420000000033457	No. 30 Hongshan Road, Wuchang District, Wuhan City
WEI, Qizhi	3%	422126196709172093	NO. 29-1-1403, Shuiguohu Road, Wuchang District, Wuhan City, Hubei Province, PRC.
YANG, Sizhi	13.6%	420981195704285752	No. 503, Door 5, Building 7, No. 18 Jianguo Road, Chaoyang District, Beijing, PRC.
HU, Yuyou	14.16%	342822196608211156	No. 50, Yao Zhuang, Yaoban Village, Xindu Town, Tongcheng City, Anhui Province, PRC.
DENG, Wanxin	4.33%	420104198710191629	No.1, Building 3, No. 15-13 Hangkong Road, Qiaokou District, Wuhan City, Hubei Province, PRC
LIANG, Jing	4.33%	52010219681008382x	No.2, Building 1, No. 57-10, Jiefang Gongyuan Road, Jiang’an District, Wuhan City, Hubei Province, PRC.
WANG, Hailin	7.67%	420221195109030451	No. 6, Building 14, No. 684-18, Jiefang Avenue, Jianghan District, Wuhan City, Hubri Province, PRC.
XIAO, Wenting	10.61%	420103198308154620	No. 1, Floor 5, No. 72 Ren Zhi Li, Jianghan District, Wuhan City, Hubei Province, PRC.
LI, Ling	2.5%	420111197310107044	No. 9, Building 25, No. 130 Sanyang Road, Jiang’an District, Wuhan City, Hubei Province, PRC.
Total	80%	--	--

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Shareholders’ Voting Proxy Agreement

Party A, Party B and Party C are referred to collectively in this Agreement as the “Parties , and individually as a “Party”.

WHEREAS:

1.	Party B is a limited liability company duly incorporated and validly existing under the laws of the People’s Republic of China (the “PRC’, for purpose of this Agreement, exclude the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Province). As of the date of this Agreement, the total shares issued by Party B is 45,0000shares, with a par value of 1.00RMB.

2.	As of the date of this Agreement, Party C duly and legally holds 80% equity interests in Party B.

3.	Party C desires to entrust Party A or any person designed by Party A (“Designee”) as their proxy with the power to exercise the voting rights at the shareholders’ meetings of Party B or by written consents.

4.	Party A agrees to accept the above entrustment.

NOW, THEREFORE, the Parties through mutual negotiations hereby enter into this Agreement with respect to the shareholders’ voting proxy:

1. VOTING PROXY

1.1	Party C irrevocably grants and entrusts Party A or its Designee to be their exclusive proxy to exercise their voting rights that they would have at a shareholders’ meeting or by written consent (hereinafter referred to as “Entrusted Voting Rights”) for the maximum period permitted pursuant to the PRC laws and in accordance with and within the limitations of the PRC laws and the then effective articles of association of Party B, including, but not limited to, the following rights:

a).	to attend and participate in the shareholders’ meetings of Party B as the voting proxy of Party C;

b).	to vote on the matters proposed at the shareholders’ meetings on behalf of Party C, including, but not limited to, voting on the appointment and election of the directors and supervisors elected by the shareholders of Party B;

c).	to suggest convening the shareholders’ meetings of Party B; and

d).	all other voting rights entitled to the shareholders of Party B as stipulated in the articles of association of Party B, as amended from time to time.

e).	other rights that should be exercised by the shareholders as stipulated by relevant laws and regulations.

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Shareholders’ Voting Proxy Agreement

1.2	Party B and Party C shall assume the responsibility as arising from and in relation to the exercise of the Entrusted Voting Rights by Party A or its Designee.

1.3	Party B and Party C agree that Party A will not require the opinion or approval of Party C before its exercise of the Entrusted Voting Rights, unless otherwise stipulated by this Agreement; however, after any resolution at a shareholders’ meeting is adopted, Party A shall inform Party C of such resolution in a timely manner.

1.4	Party A may from time to time establish and amend rules which govern how Party A or its Designee shall exercise the Entrusted Voting Rights, including, but not limited to, the quorum required to authorize or take any action and to execute documents evidencing such action, and Party A shall take action pursuant to such rules.

1.5	For the purpose of exercising the Entrusted Voting Rights hereunder, Party A is entitled to get knowledge of various relevant information of Party B such as those in respect of its operation, business, customers, finance and employees, and shall have access to the relevant documentations and materials of Party B. Party B shall fully cooperate with the Proxy in this regard.

2. REPRESENTATIONS AND WARRANTIES

2.1	Each party respectively represents and warranties to the other parties that, as of the date of this Agreement:

a).	it has the right to execute this Agreement and the capability to perform the obligation pursuant to this Agreement;

b).	it has carried out all necessary internal decision-making procedures, obtained proper authority, acquired all the necessary consents and approvals of any requisite third party and governmental authority to enter into and perform this Agreement, and this Agreement does not violate the laws and contracts binding or affecting it; and

c).	Once executed, this Agreement will constitute the legal, valid, binding obligations of each party and each party will be subject to compulsory enforcement pursuant to the terms and conditions of this Agreement.

2.	2 Party A represents and undertakes to Party C that:

a).	Party A agrees to accept the entrustment of Party C pursuant to Article 1 of this Agreement and exercise shareholder’s voting rights and other rights pursuant to this Agreement on behalf of Party C; and

b).	Party A undertakes that, if Party C requests, it will report the operations of Party B to Party C and consider the reasonable suggestions from Party C.

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Shareholders’ Voting Proxy Agreement

2.3	Party B and Party C, jointly and severally, undertake and represent to Party A that:

a).	Notwithstanding any change to the capital structure of Party B, Party C will grant Party A or its Designee to exercise its shareholder’s voting rights on behalf of Party C, provided that Party C holds the equity interests in Party B;

b).	Without the written consent of Party A, Party C will not transfer, entrust or confer their equity interests in Party B to any other party, including, but not limited to, individuals, entities, enterprises, partnerships, joint ventures and non-profit organizations other than Party A or its Designee;

c).	Without the written consent of Party A, Party C shall not make any decisions for the production and operation of Party B;

d).	Unless otherwise reuqired by Party A, Party C shall not directly exercise the Entrusted Voting Rights that have been granted to Party A or its Designee; and

e).	The shares of Party B owned by Party C are free and clear of all liens and encumbrances, and Party C has not granted to anyone, other than Party A or its Designee, a power of attorney or proxy over any of such shares or in the rights as a shareholder of Party B. Party B and Party C further represent and warrant that the execution and delivery of this Agreement will not violate any laws, regulations, judicial or administrative orders, arbitration awards, agreements, contracts or covenants applicable to Party B and Party C.

3. EXERCISE OF THE ENTRUSTED VOTING RIGHTS

3.1	Party C agrees that, within the scope stipulated in Article 1.1 herein, Party A may grant the Entrusted Voting Rights to a Designee and assume any legal responsibility as arising from and in relation to the exercise of the Entrusted Voting Rights by such Designee.

3.2	Party B and Party C will provide sufficient assistance to the exercise of the Entrusted Voting Rights by Party A or its Designee, including the prompt execution of related shareholders’ meeting resolutions and other legal instruments where necessary (e.g. the requirement for documents filing for need of governmental examination & approval, registration and filing) .

3.3	If, at any time within the period of this Agreement, the conferring or exercise of the Entrusted Voting Rights under this Agreement cannot be exercised due to any reason (except for the breach of this Agreement by Party A or Party B), each party shall immediately seek the most similar substitute proposal to this Agreement and enter into a supplementary agreement or adjust the terms and conditions of this Agreement in order to ensure the achievement of the purpose of this Agreement.

3.4	Party A shall, follow the laws and the company’s articiles of association, cautiously and diligently exercise the Entrusted Voring Rights within the scope of authorization under this Agreement, and ensure that the calling procedure of the shareholders’ meeing, and its voting formula and content is not in violation of the laws, administrative regulations or the company’s articiles of association. Party B and Party C shall acknowledge and assume the legal liabilities of the legal consequences incurred from the exercise of the entrusted rights by Party A.

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Shareholders’ Voting Proxy Agreement

4. INDEMITY

4.1	Each of the parties hereto agrees that Party A will not assume any liabilities to or compensate (in currency or any other form) Party B, Party C or any third party due to the exercise of the Entrusted Voting Rights.

4.2	Party B and Party C, jointly and severally, agree and confirm that they will indemnify, protect and prevent Party A against or from the losses, liabilities, expenses and reasonable fees (including reasonable legal fees) actually arising from or in relation to any damage, claim, loss, charge, legal proceeding, lawsuit and fine caused by the exercise of the Entrusted Voting Rights, so long as Party A acts in good faith and without gross negligence or willful misconduct with respect thereto.

5. TERM OF THE AGREEMENT

5.1	This Agreement shall come into effect as of the date when all parties execute it and shall remain in force unless terminated upon the unanimous written agreement of all Parties.

5.2	Clause 4 regarding indemnity shall survive the termination of this Agreement.

6. ASSIGNMENT OF AGREEMENT

6.1	Without the prior written consent of Party A, neither Party B nor Party C shall transfer all or part of their rights and obligations under this Agreement to any third party or its affiliate; and any transfer on or in relation to this Agreement without approval shall be invalid. Party A shall determine whether to approve a transfer within thirty (30) days after the receipt of a transfer notice from Party C.

7. GOVERING LAW AND DISPUTE RESOLUTION

7.1	The effectiveness, interpretation, implementation, enforcement and dispute-resolution related to this Agreement shall be governed under PRC laws;

7.2	Any dispute arising out of this Agreement shall be resolved by the Parties through friendly negotiation. If the Parties could not reach an agreement within thirty (30) days since the dispute is brought forward, each Party may submit the dispute to Wuhan Arbitration Commission for arbitration under its applicable rules, the language of arbitration proceedings shall be Chinese. The arbitration award should be final and binding upon the Parties. If any dispute arises out of this Agreement or any dispute is under negotiation or arbitration, each Party shall continue to have the rights hereunder other than those in dispute and perform the obligations hereunder other than those in dispute.

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Shareholders’ Voting Proxy Agreement

8. MISCELLSNEOUS

8.1	Entire Agreement

The Parties acknowledge that this Agreement constitutes the entire agreement of the Parties with respect to the subject matters therein and supersedes and replaces all prior or contemporaneous oral or written agreements, understandings and communication between the Parties;

8.2	Amendment

Any amendment and/or rescission to this Agreement shall be in writing and signed by all parties or their authorized representatives. Such revision shall be a valid integral part of this Agreement.

8.3	Severability

Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.4	Waiver

No failure or delay of either party to enforce any right hereunder shall constitute a waiver of any such right hereunder. No waiver shall be effective hereunder unless in writing and a waiver shall only be effective for the specific act or circumstance for which it is given and not for any future act or circumstance.

8.5	Succession of this Agreement

This Agreement shall bind the successors and transferees of all parties.

8.6	Language

This Agreement is in both Chinese and English and executed by all parties, and the two versions have the same effect. Should there be any discrepancy between the two language versions, the Chinese version shall prevail.

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Shareholders’ Voting Proxy Agreement

8.7	Notices

Any notice required to be given or delivered to the Parties hereunder shall be in writing and delivered to the address as indicated below or such other address as such party may designate, in writing, from time to time. All notices shall be deemed to have been given or delivered upon by personal delivery, fax and registered mail. It shall be deemed to be delivered upon: (1) registered air mail: 5 business days after deposit in the mail; (2) personal delivery and fax: 2 business days after transmission. If the notice is delivered by fax, it should be confirmed by original through registered air mail or personal delivery:

Party A

Contact person: WEI, Qizhi

Address: 6th Floor, Building 1, Cultural Industry Park, No. 181 Donghu

Road, Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

Party B

Contact person: WEI, Qizhi

Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road,

Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

The Representative designated by Party C

Contact person: WEI, Qizhi

Address: 6th Floor, Cultural Creative Building, No. 181 Donghu Road,

Wuchang District, Wuhan City, Hubei, China

Tel:

Fax:

8.8	Copies of this Agreement

This Agreement shall be executed in eleven (11) originals with each party holding one (1) original, , and each of the originals shall be equally valid and authentic..

[Signature page follows]

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Shareholders’ Voting Proxy Agreement

IN WITNESS THEREFORE, the parties hereof have caused this Agreement to be executed and delivered as of the date first written above.

Party A Wuhan Chutian Investment Holding Co., Ltd (Seal)

Legal Representative (or Authorized Representative):

Party B Hubei Chutian Microfinance Co., Ltd.. (Seal)

Legal Representative(or Authorized Representative):

Party C: The Shareholders holding 80% equity interests of Hubei Chutian Microfinance Co., Ltd.

Hubei New Nature Investment Co., Ltd (seal) Legal Representative (or Authorized Representative)： /s/	WEI, Qizhi Signature /s/

YANG, Sizhi Signature /s/	HU, Yuyou Signature /s/

DENG , Wanxin Signature /s/	LIANG , Jing Signature /s/

WANG, Hailin Signature /s/	XIAO, Wenting Signature /s/

LI, Ling Signature /s/

Date：

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